Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 3, 2008
Item 3	News Release The news release dated December 3, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure network.
Item 4

Summary of Material Change

Silver Standard Resources Inc. announced that it has received the results from the last 11 diamond drill holes at its wholly-owned Snowfield gold-copper project.  As previously reported, the program was successful in outlining the Snowfield North Zone, a significant new zone of gold-copper mineralization.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated December 3, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 3rd day of December, 2008

December 3, 2008	News Release 08-21

SILVER STANDARD REPORTS FINAL DRILL RESULTS FROM SNOWFIELD

Vancouver, B.C. -- Silver Standard Resources Inc. has received the results from the last 11 diamond drill holes at its wholly-owned Snowfield gold-copper project. As previously reportet, the program was successful in outlining the Snowfield North Zone, a significant new zone of gold-copper mineralization.

The new Snowfield North Zone measures approximately 700 meters by 800 meters. Highlights of the 11 Snowfield North drill holes include:

•
MZ-29, collared approximately 300 meters to the north of MZ-23, which intersected 342 meters of 1.22 grams of gold per tonne and 0.18% copper, including 191 meters of 1.62 grams of gold and 0.25% copper per tonne;

•
MZ-30, collared on the same coordinates as MZ-23, which intersected 661 meters of 0.83 grams of gold per tonne and 0.17% copper, including 243 meters averaging 1.00 gram of gold per tonne and 0.17% copper;

•	Seven holes ended in mineralization, including MZ-29 and MZ-30 above.

The additional drill holes demonstrate continuity along strike and at depth with the Snowfield Zone discovered in 2006. The Snowfield North Zone is open to the south, east and at depth. Silver Standard’s 2008 Snowfield program comprised 16,945 meters of diamond drilling in 31 holes.

The Snowfield property is located 40 kilometers north of the town of Stewart in northern British Columbia and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

An updated resource estimate for the Snowfield property, which will include both the Snowfield and Snowfield North zones, is anticipated in early 2009.  For drill hole locations and a long section, see new maps that will be posted in the Snowfield project section of Silver Standard’s web site, www.silverstandard.com.

Previously, Silver Standard had reported a block model resource estimate for the Snowfield Zone. This estimate was prepared by Doug Blanchflower, P.Geo., an independent qualified person, as defined by Canada’s National Instrument 43-101.

Snowfield Gold Resource Summary – March 2008
(Based on a cut-off grade of 0.5 grams of gold/tonne)

Category	Tonnes	Gold Grade (in g/tonne)	Gold Grade (in oz/ton)	Contained Gold (in ounces)
Measured	1,449,800	2.18	0.063	101,500
Indicated	77,122,000	1.20	0.034	2,975,600
Inferred	14,350,000	1.01	0.029	466,200

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Snowfield. [Source: Silver Standard Resources Inc.]

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, the availability of drill rigs, and the ability to permit, finance and develop a mine on the property.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Silver Standard's Annual Information Form filed with the Canadian securities regulators and both companies' Form 20-F filed with the U.S. Securities and Exchange.  The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein.  The companies expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of the managements on the date the statements are made, and the companies do not assume any obligation to update forward-looking statements if circumstances or managements’ beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements

Selected Snowfield Diamond Drill Results - December 2008

Hole Number	Collar Coordinates	Dip/ Azimuth	From (meters)	To (meters)	Interval* (meters)	Gold (grams/tonne)	Copper (in %)
MZ-21(1)	424817E	-55º / 175º	82.5	311.0	228.5	0.43	0.02
	6265406N
MZ-22(1) (2)	425009E	-55º / 175º	138.5	515.4	376.9	0.82	0.17
	6265104N
MZ-23(1) (2) (3)	424819E	-55º / 171º	4.2	341.8	337.6	0.91	0.18
	6264782N	incl.	50.5	290.0	239.5	1.01	0.18
MZ-24(1) (2)	424805E	-55º / 171º	2.7	640.1	637.4	0.55	0.14
	6264590N
MZ-25	425008E	-55º / 175º	58.0	658.0	600.0	0.56	0.13
	6264906N
MZ-26	425012E	-55º / 175º	3.4	624.5	621.1	0.52	0.12
	6264719N
MZ-27	424009E	-55º / 175º	4.3	20.0	15.7	0.32	0.01
	6264635N		151.0	167.5	16.5	0.78	0.02
MZ-28(2)	424810E	-55º / 175º	8.6	496.2	487.6	0.46	0.11
	6264407N
MZ-29(2)	424713E	-55º / 175º incl.	4.2	346.5	342.3	1.22	0.18
	6265067N		156.0	346.5	190.5	1.62	0.25
MZ-30(2)	424819E	-55º / 175º incl.	3.3	664.4	661.1	0.83	0.17
	6264782N		51.5	294.0	242.5	1.00	0.17
MZ-31(2)	424615E	-55º / 175º incl.	3.6	484.0	480.4	0.59	0.12
	6264699N		82.5	184.5	102.0	0.82	0.15

*  True thickness to be determined.  (1) Previously reported.  (2) Ended in mineralization. (3) Terminated due to technical issues and re-drilled as MZ-30.  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C.  All samples were analyzed using aqua regia digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.